UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 13)1

Genesco Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

371532102

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, California 90025

(424) 253-1773

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 8, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		855,520
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

855,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

855,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		72,422
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

72,422
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,422
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		927,942
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

927,942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

927,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		927,942
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

927,942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

927,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		928,042
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

928,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

928,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		928,042
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

928,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

928,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 371532102

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		928,042
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

928,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

928,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 371532102

The following constitutes Amendment No. 13 to the Schedule 13D filed by the undersigned (“Amendment No. 13”). This Amendment No. 13 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 855,520 Shares owned directly by Legion Partners I is approximately $41,644,485, including brokerage commissions. The aggregate purchase price of the 72,422 Shares owned directly by Legion Partners II is approximately $3,142,765, including brokerage commissions. The aggregate purchase price of the 100 Shares owned directly by Legion Partners Holdings is approximately $3,612, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,609,875 Shares outstanding as of November 25, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2022.

A.	Legion Partners I
(a)	As of the close of business on December 9, 2022, Legion Partners I beneficially owned 855,520 Shares.

Percentage: 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 855,520
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 855,520

(c)	The transactions in the Shares by Legion Partners I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on December 9, 2022, Legion Partners II beneficially owned 72,422 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 72,422
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 72,422

(c)	The transactions in the Shares by Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
9

CUSIP No. 371532102

C.	Legion Partners GP
(a)	Legion Partners GP, as the general partner of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 855,520 Shares owned by Legion Partners I and (ii) 72,422 Shares owned by Legion Partners II.

Percentage: 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 927,942
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 927,942

(c)	Legion Partners GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 855,520 Shares owned by Legion Partners I and (ii) 72,422 Shares owned by Legion Partners II.

Percentage: 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 927,942
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 927,942

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Legion Partners Holdings
(a)	As of the close of business on December 9, 2022, Legion Partners Holdings directly owned 100 Shares. Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners GP, may be deemed the beneficial owner of the (i) 855,520 Shares owned by Legion Partners I and (ii) 72,422 Shares owned by Legion Partners II.

Percentage: 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 928,042
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 928,042

10

CUSIP No. 371532102

(c)	Legion Partners Holdings has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 855,520 Shares owned by Legion Partners I, (ii) 72,422 Shares owned by Legion Partners II and (iii) 100 Shares owned by Legion Partners Holdings.

Percentage: 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 928,042
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 928,042

(c)	None of Messrs. Kiper and White has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Legion Partners I has sold short in the over-the-counter market American-style call options referencing an aggregate of 192,800 Shares, which have an exercise price of $45 per Share and expire on January 20, 2023, as set forth on Schedule A, which is incorporated herein by reference.

Legion Partners II has sold short in the over-the-counter market American-style call options referencing an aggregate of 16,300 Shares, which have an exercise price of $45 per Share and expire on January 20, 2023, as set forth on Schedule A, which is incorporated herein by reference.

Legion Partners I has sold short in the over-the-counter market American-style call options referencing an aggregate of 92,200 Shares, which have an exercise price of $50 per Share and expire on January 20, 2023, as set forth on Schedule A, which is incorporated herein by reference.

Legion Partners II has sold short in the over-the-counter market American-style call options referencing an aggregate of 7,800 Shares, which have an exercise price of $50 per Share and expire on January 20, 2023, as set forth on Schedule A, which is incorporated herein by reference.

Legion Partners I has sold short in the over-the-counter market American-style call options referencing an aggregate of 50,700 Shares, which have an exercise price of $55 per Share and expire on January 20, 2023, as set forth on Schedule A, which is incorporated herein by reference.

11

CUSIP No. 371532102

Legion Partners II has sold short in the over-the-counter market American-style call options referencing an aggregate of 4,300 Shares, which have an exercise price of $55 per Share and expire on January 20, 2023, as set forth on Schedule A, which is incorporated herein by reference.

12

CUSIP No. 371532102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2022

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

13

CUSIP No. 371532102

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond T. White
Raymond T. White

14

CUSIP No. 371532102

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

LEGION PARTNERS, L.P. I

Purchase of Common Stock	11,490	40.4065	10/03/2022
Purchase of Common Stock	15,319	42.3936	10/04/2022
Purchase of Common Stock	7,660	41.6373	10/05/2022
Purchase of Common Stock	7,660	41.7870	10/06/2022
Purchase of Common Stock	14,754	41.3280	10/07/2022
Purchase of Common Stock	14,940	41.4035	10/10/2022
Sale of November 2022 Call Option ($50.00 Strike Price)[1]	(81,000)	1.0280	11/17/2022
Sale of Common Stock[2]	(81,000)	50.0000	11/18/2022
Sale of January 2023 Call Option ($55.00 Strike Price)[3]	(600)	4.0000	11/28/2022
Sale of January 2023 Call Option ($55.00 Strike Price)[3]	(50,100)	3.4921	11/30/2022
Sale of January 2023 Call Option ($50.00 Strike Price)[3]	(92,200)	6.1000	11/30/2022
Sale of January 2023 Call Option ($45.00 Strike Price)[3]	(92,200)	4.6000	12/02/2022
Sale of January 2023 Call Option ($45.00 Strike Price)[3]	(8,400)	4.1000	12/07/2022
Sale of January 2023 Call Option ($45.00 Strike Price)[3]	(92,200)	4.1000	12/08/2022

CUSIP No. 371532102

LEGION PARTNERS, L.P. II

Purchase of Common Stock	3,510	40.4065	10/03/2022
Purchase of Common Stock	4,681	42.3936	10/04/2022
Purchase of Common Stock	2,340	41.6373	10/05/2022
Purchase of Common Stock	2,340	41.7870	10/06/2022
Purchase of Common Stock	4,508	41.3280	10/07/2022
Purchase of Common Stock	4,560	41.4035	10/10/2022
Sale of November 2022 Call Option ($50.00 Strike Price)[1]	(6,900)	1.0280	11/17/2022
Sale of Common Stock[2]	(6,900)	50.0000	11/18/2022
Sale of January 2023 Call Option ($55.00 Strike Price)[3]	(100)	4.0000	11/28/2022
Sale of January 2023 Call Option ($55.00 Strike Price)[3]	(4,200)	3.4921	11/30/2022
Sale of January 2023 Call Option ($50.00 Strike Price)[3]	(7,800)	6.1000	11/30/2022
Sale of January 2023 Call Option ($45.00 Strike Price)[3]	(7,800)	4.6000	12/02/2022
Sale of January 2023 Call Option ($45.00 Strike Price)[3]	(700)	4.1000	12/07/2022
Sale of January 2023 Call Option ($45.00 Strike Price)[3]	(7,800)	4.1000	12/08/2022

______________________________________

1 Represents Shares underlying American-style call options sold short in the over-the-counter market with an expiration date of November 18, 2022, which have since expired in the money.

2 Represents Shares disposed of in connection with the assignment of certain American-style call options that were sold short in the over-the-counter market.

3 Represents Shares underlying American-style call options sold short in the over-the-counter market with an expiration date of January 20, 2023.